SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

NDS GROUP plc

(Name of Issuer)

Series A ordinary shares, par value $.01 per share

(Title of Class of Securities)

G64067 10 4

(CUSIP Number)

August 11, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G64067 10 4	Page 2 of 7

1	Name of Reporting Person News Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 42,001,000[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 42,001,000[1]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,001,000[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 72.1%[1]
12	Type of Reporting Person CO

[1]

Consists of 42,001,000 Series B ordinary shares, par value $.01 per share, of the Issuer owned of record by NDS Holdco, Inc., a Delaware corporation. See Item 4. The Series B ordinary shares are convertible into Series A ordinary shares, par value $.01 per share, on a share-for-share basis. Holders of Series B ordinary shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders. As of June 30, 2008, the Reporting Persons beneficially owned Series B ordinary shares representing approximately 96.3% of the voting power of the Issuer and approximately 72.1% of the outstanding ordinary shares of the Issuer. See Item 4.

CUSIP NO. G64067 10 4	Page 3 of 7

1	Name of Reporting Person NDS Holdco, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 42,001,000[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 42,001,000[1]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,001,000[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 72.1%[1]
12	Type of Reporting Person CO

[1]

Consists of 42,001,000 Series B ordinary shares, which are convertible into Series A ordinary shares on a share-for-share basis. Holders of Series B ordinary shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders. As of June 30, 2008, the Reporting Persons beneficially owned Series B ordinary shares representing approximately 96.3% of the voting power of the Issuer and approximately 72.1% of the outstanding ordinary shares of the Issuer. See Item 4.

CUSIP NO. G64067 10 4	Page 4 of 7

This statement relates to the beneficial ownership of securities of NDS Group plc (the “Issuer”) by News Corporation and NDS Holdco, Inc. (“NDS Holdco”), and further amends and restates the previously filed statement on Amendment No. 1 to Schedule 13G.

This statement is filed in connection with a transaction pursuant to which News UK Nominees Limited, an indirect, wholly-owned subsidiary of News Corporation and a previous reporting person hereunder, transferred its entire holding in the Issuer’s securities to NDS Holdco, a subsidiary of News Corporation (the “Transaction”). Following the Transaction, NDS Holdco became the record owner of the Issuer’s securities and News Corporation remains as the ultimate parent corporation.

Item 1(a).	Name of Issuer:

NDS Group plc

(b).	Address of Issuer’s Principal Executive Offices:

One Heathrow Boulevard
286 Bath Road
West Drayton, Middlesex, United Kingdom

Item 2(a).	Name of Person Filing:

News Corporation

NDS Holdco, Inc.

(b).	Address of Principal Office, or if None, Residence:

1211 Avenue of the Americas
New York, New York 10036

2711 Centreville Road, Suite 400
Wilmington, Delaware 19808

(c).	Citizenship or Place of Incorporation for each Reporting Person:

News Corporation is a corporation incorporated under the laws of the State of Delaware.

NDS Holdco, Inc. is a corporation incorporated under the laws of the State of Delaware.

(d).	Title of Class of Securities:

Series A ordinary shares, par value $.01 per share.

CUSIP NO. G64067 10 4	Page 5 of 7

(e).	CUSIP Number:

G64067 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 42,001,000

(b)	Percent of Class: 72.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 42,001,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 42,001,000

(iv)	shared power to dispose or to direct the disposition of: 0

NDS Holdco, Inc. is the direct beneficial owner of 42,001,000 Series B ordinary shares of the Issuer, which are convertible into Series A ordinary shares on a share-for-share basis. Holders of Series B ordinary shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders. The Series B ordinary shares reported herein represent approximately 96.3% of the voting power of the Issuer and approximately 72.1% of the outstanding ordinary shares of the Issuer.

NDS Holdco, Inc. is an indirect, wholly-owned subsidiary of News Corporation. News Corporation is the beneficial owner of the securities of the Issuer reported herein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

CUSIP NO. G64067 10 4	Page 6 of 7

Item 8.	Identification and Classification of Members of a Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

CUSIP NO. G64067 10 4	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2008

NEWS CORPORATION

By: /s/ Paula Wardynski

       Name: Paula Wardynski

       Title: Senior Vice President, Finance

Dated: August 22, 2008

NDS HOLDCO, INC.

By: /s/ Paula Wardynski

       Name: Paula Wardynski

       Title: Senior Vice President, Treasurer & Assistant Secretary